

IGC
NYSE MKT: IGC

A Leader in Cannabis-Based Combination Therapies

MISSION STATEMENT

Develop, patent, test, and commercialize cannabis-based pharmaceutical, nutraceutical, and veterinary medicines.

OPPORTUNITY

Cannabis molecules (THC, CBD, CBN, CBG, terpenes etc.) activate over 60 known molecular pathways in the human body. Legal complications and misunderstanding have led to a vacuum in research and development, creating openings for biopharma entrepreneurs to occupy. Opportunities exist for breakthroughs in the treatment of pain, neurological disorders, eating disorders, and mood disorders using cannabis molecules.

Strategy

- We are pursuing a unique strategy that reduces regulatory approval time and development costs while generating compelling revenue opportunities.
- Rather than attempting full novel drug applications (which require 7-9 years and 100s of millions of dollars to secure FDA approval), we are developing cannabis based drugs in three categories:
  - ▸ Combination therapy
  - ▸ Veterinary drugs
  - ▸ Multiple-end point, symptom reducing and disease modifying nutraceuticals.
- Because our chosen categories face lower regulatory burdens, some of our products could be commercialized after trials lasting only 18-24 months at a cost of only $2M-3M per product.
- Our products maximize revenue potential by targeting diseases that have:
  - ▸ Very large market size
  - ▸ Severe unmet pharmaceutical needs
  - ▸ Patients who may need three or four separate products
  - ▸ Highly centralized treatment institutions (enabling targeted sales operations)
  - ▸ Prevalence among patients who are likely to be interested in natural alternatives to harsh chemicals (e.g. avoidance of opioids)

Some of the most exciting products IGC is developing target the Alzheimer's, Parkinson's and pain markets.

Example Revenue Potential Analysis: IGC Parkinson's Suite

Primary Product: IGC-PK1

- Targets reduction in:
  - > Unwanted accelerations
  - > Anxiety
  - > REM sleep behavior disorder
- U.S. Patient Base: 1,000,000 persons
- Target Penetration: 3% (based on symptom prevalence, high side-effect patients, anecdotal effectiveness, and drug competition)
- Dosage: 1/day
- Estimated Unit Price: $30
- Potential Revenue: $315,000,000/year

Secondary Parkinson's Products

Localized stiffness and pain alleviator (IGC-PKp1)
Potential Revenue: $65,000,000/year

Quick release stammering alleviator (IGC-PKs1)
Potential Revenue: $70,000,000/year

Drooling alleviator (IGC-PKd1)
Potential Revenue: $85,000,000/year



NYSE MKT: IGC

A Leader in Cannabis-Based Combination Therapies

WHERE DID IGC START?

We have been developing patentable cannabinoid products since 2014, focusing on combination therapy and veterinary medicine.

WHERE IS IGC RIGHT NOW?

- We are a world leader in cannabis-based combination therapy.
- We have one of America's leading cannaceutical product pipelines and potential intellectual property footprints.
- We have 10 human and veterinary cannaceutical products currently in development across many disease areas including epilepsy, PTSD, cachexia, pain, Parkinson's, and Alzheimer's. We have filed six patents for these therapies.

WHERE IS IGC GOING?

- We aspire to be part of the Big Four of cannabis companies (GWPH, ZYNE, INSY, IGC)
- We plan to have several FDA approved cannabis pharmaceutical therapies.
- We hope to be among the first companies with FDA labeling rights for nutraceutical cannabis products.
- We expect to commercialize product suites with revenue potential between $100M and $500M.
- We plan to commence revenue in mid 2019.

ONE-YEAR GOALS

- Occupy many prime segments of the cannaceutical intellectual property universe (15-20 patent filings/licensings).
- Finalize R&D for pain, Alzheimer's, and Parkinson's suites.
- Begin clinical trials for at least two products for nutraceutical or veterinary approval and commercialization (>$200M revenue potential/ product)
- Advance first and second choice products towards low clinical trial burden FDA application.

COMPARATIVE VALUATION

IGC is on the **NYSE MKT**. Companies trading on OTC with much smaller product pipelines have similar valuations while those with similar sized pipelines have much higher valuations.

Nemus Bioscience (OTC: NMUS)	$9.1M
India Globalization Capital (NYSE MKT: IGC)	**$11M**
PharmaCyte Biotech (OTC: PMCB)	$58M
Axim Biotechnologies Inc. (OTC: AXIM)	$401M

India Globalization Capital, Inc. (NYSE MKT: IGC)

Address
PO Box 60642
Potomac, MD 20859
United States
www.igcinc.us

Team
Ram Mukunda   (CEO)
James Saunders   (PhD)
Ranga Krishna   (M.D.)
Jack Lynch   (J.D.)

Shares (as of April 5, 2016)
~24,272,667 Common Shares
~USD $0.30-$0.60 Trading range
(NYSE MKT, XETRA2)

